SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                           (Amendment No. _____)*


                             FCB FINANCIAL CORP.
                             -------------------
                              (Name of Issuer)

                        Common Stock, $.01 Par Value
                        ----------------------------
                       (Title of Class of Securities)

                               107002-30193210
             --------------------------------------------------
                               (CUSIP Number)

         James J. Rothenbach, President and Chief Executive Officer,
               OSB Financial Corp., 420 South Koeller Street,
                --------------------------------------------
                  Oshkosh, Wisconsin  54902; (414) 236-3680
                  -----------------------------------------
                (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                               With a copy to:
       Christopher J. Zinski, Schiff Hardin & Waite, 7200 Sears Tower
                  Chicago, Illinois  60606; (312) 876-1000

                              November 13, 1996
             --------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /_/.

   Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment

                                  Page 1 of 12 Pages
                             Exhibit Index is on Page 12





   containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).











































                                  Page 2 of 12 Pages
                             Exhibit Index is on Page 12





    CUSIP No. 107002-30193210                       Page 3 of 11 Pages
              ---------------

     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          OSB Financial Corp.
          IRS Employer Identification No. 39-1726499

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)  /_/
                                                                (b)  /X/

     3     SEC USE ONLY
     4    SOURCE OF FUNDS*

          WC/00

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                             /_/

     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          State of Wisconsin
                     7  SOLE VOTING POWER
      NUMBER OF
        SHARES          489,463+
     BENEFICIALLY
                     8  SHARED VOTING POWER       OWNED BY
         EACH
                        0      REPORTING
        PERSON
                     9  SOLE DISPOSITIVE POWER         WITH

                        489,463+

                    10  SHARED DISPOSITIVE POWER

                        0

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          489,463+

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                            /X/
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          16.6%


    14    TYPE OF REPORTING PERSON*

          CO

   +  Beneficial ownership disclaimed.  See Item 5 below.





                                                       Page 4 of 12 Pages

   Item 1.   Security and Issuer.
   ------    -------------------

             This statement relates to the common stock, par value $.01 per share ("FCB Common Stock"), of FCB Financial Corp., a Wisconsin corporation ("FCB"). The principal executive offices of FCB are located at 108 East Wisconsin Avenue, Neenah, Wisconsin 54956.


   Item 2.   Identity and Background.
   ------    -----------------------

             This statement is being filed by OSB Financial Corp., a Wisconsin corporation ("OSB"), which maintains its principal office at 420 South Koeller Street, Oshkosh, Wisconsin 54902. OSB is the holding company of Oshkosh Savings Bank, F.S.B. ("Oshkosh Savings"). OSB is a Wisconsin savings and loan holding company which owns all of the outstanding stock of Oshkosh Savings. Oshkosh Savings is a federally-chartered financial institution headquartered in Oshkosh, Wisconsin which offers a variety of financial and banking services to the general public, including mortgage and consumer lending.

             The name, business address or residence, present principal occupation or employment, citizenship, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director of OSB are set forth in Schedule A hereto which is incorporated herein by reference.

             During the last five years, neither OSB nor, to the best of OSB's knowledge, any of OSB's executive officers or directors (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


   Item 3.   Source and Amount of Funds or Other Consideration.
   ------    -------------------------------------------------

             Concurrently with entering into the Merger Agreement (as defined in Item 4 below), OSB was granted the Option (as defined in
   Item 4 below). None of the triggering events permitting exercise of the Option have occurred as of the date of this Schedule 13D. In the event the Option becomes exercisable and OSB wishes to purchase for cash the FCB Common Stock subject thereto, OSB will fund the exercise price from working capital or through other sources, which could include borrowings.

             All of the shares of FCB Common Stock owned by the directors and executive officers of OSB which are disclosed in Item 5 of this





                                                       Page 5 of 12 Pages

   Schedule 13D were purchased by those directors and executive officers with personal funds and are held for investment purposes.


   Item 4.   Purpose of Transaction.
   ------    ----------------------

             OSB has entered into an Agreement and Plan of Merger, dated as of November 13, 1996 (the "Merger Agreement"), providing for the merger of OSB with and into FCB (the "Merger"), pursuant to a merger of equals transaction. FCB will be the surviving corporation in the Merger (the "Surviving Corporation") and will continue to operate under the name FCB Financial Corp. The Merger Agreement has been approved by the Boards of Directors of both of the constituent companies and, subject to shareholder approval of both FCB and OSB shareholders as well as various regulatory approvals, the Merger is expected to be completed during the second quarter of 1997. The banking subsidiaries of the two merger partners are also expected to merge and will thereafter operate under the name Fox Cities Bank, F.S.B. (the "Surviving Bank").

             Under the terms of the Merger Agreement, each share of OSB Common Stock issued and outstanding immediately prior to the effectiveness of the Merger (the "Effective Time") will (except as otherwise provided below) be cancelled and converted into the right to receive 1.46 shares (the "OSB Exchange Ratio") of the common stock, $.01 par value, of FCB (the "FCB Common Stock") plus cash in lieu of any fractional shares. All shares of OSB Common Stock (i) owned by OSB as treasury stock, (ii) owned by the OSB Management Development and Recognition Plans and not allocated to participants thereunder or
   (iii) owned by FCB will be cancelled and no FCB Common Stock or other consideration will be given in exchange therefor. Shares of FCB Common Stock which are issued and outstanding at the time of the Merger will not be affected by the Merger and will remain outstanding as the same number of shares of the Surviving Corporation. Each option granted by OSB under the terms of the OSB Financial Corp. 1992 Stock Option and Incentive Plan (the "OSB Option Plan") which is outstanding and unexercised prior to the Effective Time will be converted into an option to purchase shares of FCB Common Stock equal to the product of the number of shares of OSB Common Stock subject to the original option and the OSB Exchange Ratio (with fractional shares being rounded up to the nearest whole number) and will have an exercise price per share equal to the exercise price under the original option divided by the OSB Exchange Ratio (with the exercise price rounded down to the nearest whole cent).

             The cancellation and conversion of OSB Common Stock at the Effective Time into shares of FCB Common Stock will cause OSB Common Stock to cease to be listed on The Nasdaq Stock Market and to make OSB Common Stock eligible to terminate registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

             At the Effective Time, it is expected that the quarterly cash dividend of the Surviving Corporation will remain at the current





                                                       Page 6 of 12 Pages

   FCB level of $.18 per share. Subsequent dividend policy will be developed by the Board of Directors of the Surviving Corporation.

             The Merger is subject to customary closing conditions, including, without limitation, the receipt of required shareholder approvals of FCB and OSB; the receipt of regulatory approvals, including approval of the Office of Thrift Supervision, to consummate the Merger; and the receipt of opinions of counsel that the Merger will qualify as a tax-free reorganization. In addition, the Merger is conditioned upon the effectiveness of a registration statement to be filed by FCB with the Securities and Exchange Commission with respect to shares of FCB Common Stock to be issued in the Merger. It is anticipated that shareholders will vote upon the Merger at special meetings of shareholders held by both FCB and OSB in the second quarter of 1997.

             The Merger Agreement contains certain covenants of the parties pending the consummation of the Merger. Generally, the parties must carry on their businesses in the ordinary course consistent with past practice, may not declare dividends on common stock other than regular quarterly cash dividends and may not issue any capital stock except pursuant to outstanding stock options. The Merger Agreement also contains restrictions on, among other things, charter and bylaw amendments, acquisitions, dispositions of assets, incurrence of indebtedness, certain increases in employee compensation and benefits, the satisfaction of material claims, liabilities or obligations, and material changes to the investment securities portfolio or gap position of FCB or OSB. (See Article V of the Merger Agreement.)

             The Merger Agreement provides that, after the Effective Time, the corporate headquarters of the Surviving Corporation will be located in Oshkosh, Wisconsin. The Surviving Corporation's Board of Directors, which will be divided into three classes, will consist of a total of 14 directors, 7 of whom will be selected by FCB and 7 of whom will be selected by OSB. Mr. Donald D. Parker, the current Chairman of the Board, President and Chief Executive Officer of FCB, will serve as Chairman of the Board of Directors of the Surviving Corporation and the Surviving Bank. Mr. James J. Rothenbach, the current President and Chief Executive Officer of OSB, will serve as President and Chief Executive Officer of the Surviving Corporation and the Surviving Bank. Mr. Phillip J. Schoofs, the current Vice President and Treasurer of FCB, will serve as the Vice President, Treasurer and Chief Financial Officer of the Surviving Corporation and the Surviving Bank. (See
   Article I of the Merger Agreement.)

             The Merger Agreement may be terminated under certain circumstances, including (i) by mutual consent of the parties; (ii) by either party within 20 days of the date of the Merger Agreement (30 days in the case of environmental issues) if such party determines, upon completion of its due diligence, that the Merger would not be in the best interests of such party or its shareholders; (iii) by either party if the Merger is not consummated by September 30, 1997; (iv) by either party if either of FCB's or OSB's shareholders vote against the Merger or if any state or federal law or court order prohibits the





                                                       Page 7 of 12 Pages

   Merger; (v) by the non-breaching party if there exist breaches of any representations or warranties contained in the Merger Agreement or in the Stock Option Agreements (as hereinafter defined), which breaches, individually or in the aggregate, would result in a material adverse effect on the breaching party and which are not cured within thirty
   (30) days after notice; (vi) by the non-breaching party if there occurs a material breach of any covenant or agreement in the Merger Agreement or in the Stock Option Agreements which is not cured within thirty (30) days after notice; (vii) by either party if the Board of Directors of the other party shall withdraw or adversely modify its recommendation of the Merger or shall approve or recommend any competing transaction; or (viii) by either party, under certain circumstances, as a result of a third party tender offer or business combination proposal which such party, pursuant to its directors' fiduciary duties, is, in the opinion of such party's counsel and after the other party has first been given an opportunity to make concessions and adjustments in the terms of the Merger Agreement, required to accept. (See Article VIII of the Merger Agreement.)

             The Merger Agreement provides that if a breach described in clause (v) or (vi) of the previous paragraph occurs, then, if such breach is not willful, the non-breaching party will be entitled to reimbursement of its out-of-pocket expenses, not to exceed $200,000. In the event of a willful breach, the non-breaching party will be entitled to its out-of-pocket expenses (which shall not be limited to $200,000) and any remedies it may have at law or in equity, and provided that if, at the time of the breaching party's willful breach, there shall have been a third party tender offer or business combination proposal which shall not have been rejected by the breaching party or withdrawn by the third party, then such breaching party, at the time of termination of the Merger Agreement, will pay to the non-breaching party an additional termination fee equal to $1.0 million. The Merger Agreement also requires payment of a termination fee of $1.0 million, together with reimbursement of out-of-pocket expenses, by one party (the "Target Party") to the other party, if the Merger Agreement is terminated (i) as a result of the acceptance by the Target Party of a third party tender offer or business combination proposal, (ii) as a result of the Target Party's material failure to convene a meeting of shareholders while a third party tender offer or business combination proposal remains outstanding, (iii) following a failure of the shareholders of the Target Party to approve the Merger while a third party tender offer or business combination proposal remains outstanding or, (iv) the Board of Directors of either party to the Merger withdraws or modifies its recommendation of the Merger Agreement, approves or recommends any business combination with a third party, or resolves to take any of the foregoing actions. The termination fees (exclusive of any amounts paid for the reimbursement of expenses) payable by FCB or OSB under the foregoing provisions plus the aggregate amount which could be payable by FCB or OSB under the Stock Option Agreements may not exceed $1.5 million in the aggregate.

             Concurrently with the Merger Agreement, FCB and OSB have also entered into reciprocal stock option and trigger payment agreements (the "Stock Option Agreements") granting each other





                                                       Page 8 of 12 Pages

   irrevocable options to purchase up to 19.9% of the other party's shares of common stock issued and outstanding as of November 13, 1996.

             Specifically, under the Stock Option Agreement by and between FCB and OSB (the "FCB/OSB Stock Option Agreement"), FCB granted OSB an irrevocable option to purchase (the "Option") 489,463 shares of FCB Common Stock (subject to adjustment for changes in capitalization and to ensure that the Option remains exercisable for 19.9% of the issued and outstanding shares of FCB Common Stock) at an exercise price of $18.875 per share (the "Exercise Price") under certain circumstances in which the Merger Agreement would be terminable and OSB would be entitled to receive a termination fee thereunder. The Exercise Price is payable, at OSB's election, either in cash or in shares of OSB Common Stock. If the Option become exercisable, OSB (i) will have the right to receive, under certain circumstances, a cash settlement that would pay to OSB the difference between the aggregate Exercise Price and the then current market price of the shares of FCB Common Stock underlying the Option and (ii) may request that FCB repurchase from OSB all or a portion of the Option (or if the Option is exercised, to repurchase from OSB all or any portion of the acquired shares of FCB Common Stock) at the price specified in the FCB/OSB Stock Option Agreement.

             Under the Stock Option Agreements, each of OSB and FCB have agreed to vote, prior to November 13, 2001 (the "Expiration Date"), any shares of capital stock of the other party acquired by such party pursuant to the Stock Option Agreements or otherwise beneficially owned by such party on each matter submitted to a vote of shareholders of such other party for and against such matter in the same proportion as a vote of all other shareholders of such other party is voted for and against such matter.

             The Stock Option Agreements provide that, prior to the Expiration Date, neither OSB nor FCB shall sell, assign, pledge, or otherwise dispose of or transfer the shares they acquire pursuant to the Stock Option Agreements (collectively, the "Restricted Shares") except as otherwise specifically provided in the Stock Option Agreements. In addition to the cash settlement and repurchase rights mentioned above, subsequent to the termination of the Merger Agreement, each of the parties will have the right to have such shares of the other party registered under the Securities Act of 1933, as amended, for sale in a public offering, unless the issuer of the shares elects to repurchase them at their then market value. The Stock Option Agreements also provide that, following the termination of the Merger Agreement, either party may sell the Restricted Shares pursuant to a tender or exchange offer approved or recommended, or otherwise determined to be fair and in the best interests of such other party's shareholders, by a majority of the Board of Directors of such other party.

             The Merger Agreement, the joint press release issued in conjunction therewith and the Stock Option Agreements are incorporated herein by reference to Exhibits 2.1, 99, 2.2 and 2.3, respectively, to OSB's Current Report on Form 8-K, dated November 13, 1996, as filed with the Securities and Exchange Commission. The brief summaries of





                                                       Page 9 of 12 Pages

   the material provisions of the Merger Agreement and the Stock Option Agreements set forth above are qualified in their entirety by reference to each respective agreement.

             Except as set forth in this Item 4, the Merger Agreement or the FCB/OSB Stock Option Agreement, neither OSB nor, to the best of OSB's knowledge, any of OSB's executive officers or directors, has any present plans or proposals which relate to or would result in any of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D under the Securities Exchange Act of 1934, as amended.


   Item 5.   Interest in Securities of the Issuer.
   ------    ------------------------------------

   (a) and (b): By reason of the FCB/OSB Stock Option Agreement, pursuant to Rule 13d-3(d)(1)(i) promulgated under the Securities Exchange Act of 1934, as amended, OSB may be deemed to have sole voting and dispositive power with respect to the FCB Common Stock subject to the Option and, accordingly, may be deemed to beneficially own 489,463 shares of FCB Common Stock, or approximately 16.6% of the FCB Common Stock outstanding on November 13, 1996, assuming exercise of the Option. However, OSB expressly disclaims any beneficial ownership of the 489,463 shares of FCB Common Stock which may be acquired by OSB upon exercise of the Option, because the Option is exercisable only in the circumstances set forth in Item 4, none of which has occurred as of the date hereof.

             The following directors and executive officers of OSB own the indicated number of shares of FCB Common Stock. Unless otherwise indicated, all of the following directors and executives of OSB have sole power to vote and direct the disposition of the listed shares:

                      David L. Guerden  -  1,041 shares

                      Ronald L. Tenpas  -  2,412 shares

   Without exception, all shares of FCB Common Stock owned by the directors and executive officers of OSB are held for personal investment. OSB disclaims that any of its directors and executive officers who own FCB Common Stock, along with OSB, constitute a "group" for purposes of Section 13 of the Securities Exchange Act of 1934, as amended.

   (c): Except as set forth above, neither OSB nor, to the best of OSB's knowledge, any of OSB's executive officers or directors, has affected any transaction in the FCB Common Stock during the past 60 days.

   (d): So long as OSB has not purchased the FCB Common Stock subject to the Option, OSB does not have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the FCB Common Stock.

   (e):      Not applicable.





                                                      Page 10 of 12 Pages


   Item 6.   Contracts, Arrangements, Understandings or Relationships
             with Respect to Securities of the Issuer.
   ------    --------------------------------------------------------

             The Merger Agreement contains certain customary restrictions on the conduct of the business of FCB pending the Merger, including certain customary restrictions relating to the FCB Common Stock. Except as provided in the Merger Agreement, the Stock Option Agreements or as set forth herein, neither OSB, nor, to the best of OSB's knowledge, any of OSB's executive officers or directors, has any contracts, arrangements, understandings or relationships (legal or otherwise), with any person with respect to any securities of FCB, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.


   Item 7.   Material to be Filed as Exhibits.
   ------    --------------------------------

             The exhibits listed in the accompanying Exhibit Index are incorporated in this Schedule 13D by reference to the OSB (File No. 0-20335) filing set forth therein.

   SIGNATURE.
   ---------

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


   Dated:    November 25, 1996

                            OSB FINANCIAL CORP.


                            By: /s/ James J. Rothenbach
                                -----------------------------
                                James J. Rothenbach
                                President and Chief Executive Officer





                                                      Page 11 of 12 Pages

                                 SCHEDULE A
                                 ----------

             Set forth below is the name, business address or residence, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of OSB. Each of the directors and executive officers of OSB is a citizen of the United States. Unless otherwise indicated, each occupation set forth opposite an executive officer's name refers to employment with OSB.
                              Present Principal Occupation or Employment
   Name                       and Address
   ----                       ------------------------------------------

   Directors of OSB
   William P. Jacobsen, Jr.   Retired, Former Vice President/Finance,
                              Treasurer and Chief Financial Officer,
                              Oshkosh B'Gosh, Inc.

   Dr. Edwin L. Downing       Ophthalmologist - solo practitioner

   Thomas C. Butterbrodt      Consultant, Berlin Foundry Corporation
   David L. Guerden           President, Hrnaks Flowerland and Gifts

   Ronald L. Tenpas           President, Office Environment, Inc.
   David L. Baston            Consultant, independent contractor

   David L. Omachinski        Vice President/Finance, Treasurer and Chief
                              Financial Officer, Oshkosh B'Gosh, Inc.

   James J. Rothenbach        President and Chief Executive Officer, OSB
                              Financial Corp.
   Executive Officers of OSB
   -------------------------

   James J. Rothenbach        President and Chief Executive Officer
   David A. Hayford           Vice President-Finance and Treasurer

   Cynthia Doughty            Secretary

   Executive Officers of Oshkosh Savings Bank, F.S.B.
   --------------------------------------------------
   James J. Rothenbach        President and Chief Executive Officer

   David A. Hayford           Vice President-Finance and Treasurer
   Theodore W. Hoff           Vice President-Retail Sales and Service

   Philip C. Westfahl         Vice President-Retail Lending

   Thomas J. Dunham           Vice President-Business Banking





                                                      Page 12 of 12 Pages

                             OSB FINANCIAL CORP.

                        EXHIBIT INDEX TO SCHEDULE 13D


        (2.1) Agreement and Plan of Merger, dated as of November 13, 1996, by and among FCB Financial Corp. and OSB Financial Corp. [Incorporated by reference to Exhibit 2.1 to OSB Financial Corp.'s Current Report on Form 8-K, dated November 25, 1996]

        (2.2) Stock Option and Trigger Payment Agreement, dated as of November 13, 1996, by and among FCB Financial Corp. and OSB Financial Corp. [Incorporated by reference to Exhibit 2.2 to OSB Financial Corp.'s Current Report on Form 8-K, dated November 25, 1996]

        (2.3) Stock Option and Trigger Payment Agreement, dated as of November 13, 1996, by and among OSB Financial Corp. and FCB Financial Corp. [Incorporated by reference to Exhibit 2.3 to OSB Financial Corp.'s Current Report on Form 8-K, dated November 25, 1996]

        ( 99) Joint Press Release of FCB Financial Corp. and OSB Financial Corp., dated November 14, 1996. [Incorporated by reference to Exhibit 99 to OSB Financial Corp.'s Current Report on Form 8-K, dated November 25, 1996]